WELCOME2, INC.

Unaudited Financial Statements For The Year Ended December 31, 2016

April 25, 2017



Independent Accountant's Review Report

To Management
Welcome2, Inc.
Boston, MA

We have reviewed the accompanying balance sheet of Welcome2, Inc. as of December 31, 2016, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 25, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

WELCOME2, INC.
BALANCE SHEET
DECEMBER 31, 2016
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<u>ASSETS</u>

CURRENT ASSETS		
Cash	$	8,500
TOTAL CURRENT ASSETS		8,500
TOTAL ASSETS	$	8,500

<u>LIABILITIES AND SHAREHOLDERS' EQUITY</u>

SHAREHOLDERS' EQUITY	
Common Stock (10,000,000 shares authorized; 8,000,000 shares issued and outstanding; $.00001 par value)	80
Additional Paid in Capital	11,224
Retained Earnings (Deficit)	(2,804)
TOTAL SHAREHOLDERS' EQUITY	8,500
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 8,500

WELCOME2, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2016

Operating Expense	
Advertising	1,500
General & Administrative	1,304
	2,804
Net Income from Operations	(2,804)
Net Income	$ (2,804)

WELCOME2, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016
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Net Income (Loss) For The Period	$	(2,804)
Cash Flows From Financing Activities		
Issuance of Stock		80
Change in Related Party Notes Payable		11,224
Net Cash Flows From Financing Activities		11,304
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		8,500
Cash at End of Period	$	8,500

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NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Welcome2, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware, and Massachusetts. The Company derives revenue from operating an online marketplace for gardening services.

The Company will conduct an equity crowdfund offering during the second and third quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. For the year ended December 31, 2016, the Company elected to be treated as a Subchapter S corporation. All items of revenue and expense for that year were reported by the shareholders on their individual tax returns. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to tax filing requirements in the State of Massachusetts. The Company's 2016 Massachusetts tax filing will be subject to inspection by the State of Massachusetts until 2020.

The Company is subject to annual reporting requirements in the State of Delaware. The Company's 2016 Delaware annual report will be subject to inspection by the State of Delaware until 2020.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 25, 2017, the date that the financial statements were available to be issued.